

Petroleum Development Corporation

Grand Valley Field Lease Sale
Conference Call

July 21, 2006

Forward-Looking Statements

This information contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although the company believes that its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved. Important factors that could cause actual results to differ materially from those included in the forward-looking statements include the timing and extent of changes in commodity prices for oil and gas, the need to develop and replace reserves, environmental risks, drilling and operating risks, risks related to exploration and development, uncertainties about the estimates of reserves, competition, government regulation and the ability of the company to meet its stated business goals. Additionally, we refer in this presentation to estimated reserves and resource potential, both of which include potential resources that do not meet the SEC definition for proved reserves. The information presented is based on limited regional geological, drilling and production data and there can be no assurance that the estimated reserves or resource potential exist and actual results may differ materially from these estimates.

Contact Information:

Investor Relations
Petroleum Development Corporation
PO Box 26
103 East Main Street
Bridgeport, West Virginia 26330

P: 304.842.6256
F: 304.842.0913

www.petd.com



Petroleum Development Corporation

Grand Valley Field Leases Sold



Acreage Sold

- ➤ Sold approximately 8,700 acres (100% working interest)
  - • Puckett Land Company- 2,300 acres
  - • Chevron Shale Oil Company- 6,400
- ➤ Included only undeveloped acreage
  - ➤ No producing properties included
  - ➤ Minimal impact on PDC's proved reserves
- ➤ Sale price of $354 million


Petroleum Development Corporation

Grand Valley Field Future Opportunities



Acreage Retained

➤ Retained approximately 475 undrilled 10 acre locations for future development

➤ Provide substantial opportunity for company and partnerships for coming years

➤ Retained all producing properties

➤ Most proved locations from 2006 reserve report that have not been drilled were retained



Petroleum Development Corporation

Objectives of Sale

‣ Increase shareholder value
  - ‣ Value of undeveloped lease position was not being recognized by market
    - ‣ Recent transactions by Berry and others provided indication of value
  - ‣ Monetize value of "far future" undeveloped leases
  - ‣ Retain sufficient locations for Company and partnership activities (more than 10 years at 2005 development rate)
  - ‣ Utilize proceeds to deliver unrecognized value to shareholders



Petroleum Development Corporation

Planned Uses of Proceeds

‣ Increase shareholder value

   ‣ Continue and accelerate development of Grand Valley and other drilling areas

   ‣ Continue stock repurchase program

   ‣ Identify and acquire producing properties

   ‣ Add to lease positions in promising new areas and in other areas of operations



Petroleum Development Corporation



Petroleum Development Corporation

July 21 2006